Rad Technologies Inc

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-366,085.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-15,750.00
Employee Loan Receivable	-34,657.95
Prepaid Expenses:Prepaid Sales Commission	-15,000.00
Prepaid Expenses:Security Deposits	-5,563.07
Fixed Asset Computers:Accumulated Depreciation-Computers	7,385.79
Fixed Asset Furniture:Accumulated Depreciation-Furniture	784.21
Accounts Payable (A/P)	34,418.30
Loan Payable	13,539.05
SVB Secured Credit Card	2,617.04
Accrued Liabilities	0.00
Deferred Revenue	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-12,226.63**
Net cash provided by operating activities	**$ -378,311.87**
INVESTING ACTIVITIES	
Fixed Asset Computers	-7,385.79
Fixed Asset Furniture	-784.21
Intercompany Adjustment	0.00
Investments	0.00
Net cash provided by investing activities	**$ -8,170.00**
FINANCING ACTIVITIES	
Owner's Investment	500,000.00
Net cash provided by financing activities	**$500,000.00**
NET CASH INCREASE FOR PERIOD	**$113,518.13**
CASH AT END OF PERIOD	**$113,518.13**